Catalyst Funds.

Amendment Number 1 to the Investment Company Services Agreement

On behalf of its series, the Listed Private Equity Plus Fund

This Amendment Number 1, dated April 25, 2007 to Investment Company Services Agreement ("Agreement") dated April 28, 2006 between the Catalyst Funds, an Ohio Business Trust and Matrix Capital Group, a New York Corporation, is adopted to provide the following:

Schedule C of the Agreement is hereby amended to provide for the addition of the Listed Private Equity Plus Fund; and

Schedule B of the Agreement is hereby amended to provide for an $18,000 per year base fee for Compliance Services for the Listed Private Equity Plus Fund.

All portions of the Agreement not specifically amended herein shall remain in full force and effect.

/s/_________________________

Jerry Szilagyi, Trustee

Catalyst Funds

/s/_________________________

Christopher F. Anci, President

Matrix Capital Group, Inc.